Filed by Tribune Company
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) and Rule 14d-2(b) of the Securities Exchange Act of 1934 Commission File No.: 1-8572
                           Subject Company:  The Times Mirror Company


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY TRIBUNE ON MARCH 13, 2000 AND FILED BY TRIBUNE WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 2000 ON A REPORT ON FORM 8-K:

Tribune Company                                   Corporate Relations Department
435 North Michigan Avenue           TRIBUNE       312/222-3238
Chicago, Illinois 60611                           FAX: 312/222-1573

PRESS RELEASE

                    TRIBUNE COMPANY AND TIMES MIRROR TO MERGE
               TO FORM NATION'S PREMIER MAJOR MARKET MEDIA COMPANY

      MERGER CREATES NATIONAL PLATFORM FOR MULTI-MEDIA, INTERACTIVE GROWTH

              TRANSACTION ACCRETIVE TO CASH EPS IN FIRST FULL YEAR

CHICAGO AND LOS ANGELES, MAR. 13, 2000 -- Tribune Company and The Times Mirror Company announced today that they have signed a definitive agreement for a merger of the two companies in a cash and stock transaction valued at approximately $8 billion. The transaction will create the nation's premier local market multi-media company, combining national reach and a major presence in 18 of the nation's top 30 U.S. markets, including New York, Los Angeles and Chicago.

Following completion of the merger, Tribune Company will have 11 daily newspapers, 22 television stations and four radio stations. The combined company will be one of the largest providers of interactive news and information services in the U.S. and the largest multi-media company in four of the nation's five most populous states--California, New York, Illinois and Florida.

"Our new company will be the best positioned local market media company for the future," said John W. Madigan, Tribune chairman, president and chief executive officer. Madigan pointed to the following key strategic and economic benefits of the merger:

o Combines leading print, broadcast, and Internet assets in the top three markets and ideally positions the company to provide consumers and advertisers a robust array of media choices.

o Led by top interactive sites in New York, Los Angeles and Chicago, creates an Internet company with approximately $55 million in projected 2000 revenue and an estimated 3.4 million unique monthly visitors. This puts the combined company in the top 20 ranking for news/information/entertainment interactive services.

o Creates a compelling set of marketing solutions in top metro newspaper markets, increasing revenue from the rapidly expanding national advertising category, including national retailers.
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o  Brings together a worldwide newsgathering organization of extraordinary quality, scope and depth, providing the public in the communities served with news and opinion that is both diverse and comprehensive.

"National scale and local depth across media will drive our top line growth. Just as our acquisition of KTLA-TV in 1985 created our national broadcasting footprint, this merger extends that opportunity across broadcasting, newspapers and our interactive businesses," Madigan said.

"Tribune Company would not have engaged in this transaction if they did not have the highest regard for our newspapers and other businesses. Our hope and expectation is that they will build on the legacy of greatness that comes with each Times Mirror company. Theirs is a large and well-managed corporation, and one that is also very supportive of the communities it serves," said Mark H. Willes, chairman and chief executive officer of The Times Mirror Company.

"Tribune Company is the single best strategic partner for Times Mirror," said Warren B. Williamson, chairman of the Chandler Trust, Times Mirror's longtime largest shareholder. "We are looking forward to a long, happy partnership with Tribune and its shareholders."

CREATING POWERFUL SOLUTIONS FOR ADVERTISERS, CHOICES FOR CONSUMERS

"In a world that is increasingly fragmented, local, branded mass media providers will remain the most valuable resource for advertisers looking to reach a mass audience with impact and frequency," said Dennis J. FitzSimons, Tribune executive vice president. "Advertiser demand is strong and getting stronger, fueled by dynamic segments of our economy, such as dot.coms, wireless communications providers, health care and financial services.

"Our combined company provides unprecedented opportunities for advertisers to reach major market consumers in any media form--broadcast, newspapers or interactive. In addition, the combined company will benefit consumers by giving them rich and diverse choices for obtaining the news, information and entertainment they want anytime, anywhere," FitzSimons added.

WORLD CLASS, WORLDWIDE NEWSGATHERING

Jack Fuller, Tribune Publishing president, pointed to a shared heritage of newspaper excellence as a value that binds the two companies. "This merger is a means of keeping great newspapers and the great public service they provide to their local communities thriving in a dynamically changing and increasingly competitive marketplace for news and information. Our respective organizations are two of the most honored in our profession and are known for their standards of integrity and ethics. We believe the strategic fit is absolutely perfect," Fuller said. He noted that the combined company has won 80 Pulitzer Prizes.
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Fuller also noted that the combined company will have an expanded presence in foreign bureaus and Washington, D.C., and increased national coverage from other bureaus around the U.S. "We'll have premier international and national coverage, and deep, extensive coverage of Washington," said Fuller. He emphasized that the Times Mirror newspapers, like Tribune's newspapers, would continue to operate to the highest standards and with editorial independence.

NATIONAL SCALE IN INTERNET WITH DEEP LOCAL IMPACT

The combined company's Internet assets will provide marketers with a powerful network that reaches a national audience and delivers deep local market impact. "This scale will enable us to bring powerful news and information services to our markets, as well as world-class technology. In addition, multiple media are becoming essential on the Internet and will be more so on emerging broadband networks. The combined multi-media newsgathering resources and technology assets will allow us to deliver compelling broadband news, advertising and information choices to consumers in the future," said Jeff R. Scherb, Tribune Company's chief technology officer and Tribune Interactive president.

BENEFITS OF TELEVISION/NEWSPAPER OWNERSHIP IN BIG THREE MARKETS

Building on Tribune's existing television/newspaper presence in Chicago, the transaction will add television/newspaper combinations in three markets--New York, Los Angeles and Hartford, Conn. Madigan emphasized the benefits of cross-ownership in the nation's three largest media markets. "As we have learned in Chicago, cross-ownership provides us with an opportunity to provide quality news and information across media channels--in print, over the air and online-- and take advantage of cross-promotional programs and creative, cross-media advertising sales opportunities," he said.

FINANCIALLY ACCRETIVE TRANSACTION, FASTER GROWTH BUILDS VALUE FOR SHAREHOLDERS

"A major portion of the value creation opportunities from this combination will be derived from faster revenue growth in our media businesses," said Madigan. Tribune expects to generate incremental cross-media, national advertising and Internet revenues of $60 million in 2001, growing to $200 million in 2005. These high margin revenues, combined with significant expense savings, will accelerate cash flow growth. Incremental cash flow is expected to be approximately $125 million in 2001, growing to $350 million in 2005.

The transaction is expected to be accretive to cash EPS in its first full year
(2001). (Cash EPS is defined as diluted earnings per share before amortization of goodwill and intangibles). After initial dilution to reported earnings per share of approximately 16 percent, the transaction is expected to be accretive to reported earnings per share within three years, and to increase the company's long-term EPS growth rate by 1 to 2
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                                                                               4

percentage points. The combined media businesses will have annual revenue of more than $7 billion and more than $2 billion of cash flow.

The transaction values Times Mirror at approximately 10.5x 2000 EBITDA and 8.5x 2001 EBITDA, after synergies. Related to the transaction, the Tribune board of directors has authorized share repurchases of up to $2.5 billion. Assuming the tender offer is fully subscribed, Tribune expects to repurchase up to $700 million of its stock to achieve the equivalent of a 50-50 stock/cash acquisition.

FOCUS ON CORE MEDIA BUSINESSES

Madigan stated that the company is focused on its media businesses to drive future growth. "This merger provides us an exceptional opportunity to accelerate growth and create value in our core media businesses," he said.

"Tribune has been a leader in the consolidation occurring in the television business. We intend to continue aggressively building our television group, increasing both national reach and multiple stations in markets as now permitted by FCC rules," said Madigan. "We see the same consolidation opportunities in the newspaper business, and this transaction puts us ahead in this effort."

"We were attracted to the transaction because of the strength of Times Mirror's core media properties. In addition, Times Mirror has two other highly regarded business segments--Times Mirror Magazines and Jeppesen, the nation's leading flight information company. While not part of our core media focus, these are strong businesses with great brands and market positions and bright futures. We plan to work with their management teams to find the best way to maximize the potential of these businesses," Madigan said.

SHARED COMMITMENT TO THE COMMUNITY

Madigan noted that the two companies share a rich heritage of service to the community and commitment to their charitable activities. "We respect and will continue Times Mirror's historic commitment to Los Angeles, and look forward to working with the Times Mirror Foundation to ensure that this commitment is reinforced and enhanced in the years to come," Madigan said. Tribune Company and the McCormick Tribune Foundation together donated $5 million to Los Angeles community groups in 1999.

MERGER TERMS, TIMING AND APPROVALS

Tribune will make a cash tender offer for up to 28 million Times Mirror shares (approximately 48 percent of shares outstanding) at a price of $95 per share. Following completion of the tender offer, Tribune and Times Mirror will merge in a transaction in which each Times Mirror common share is converted into 2.5 shares of Tribune common stock. In addition, if fewer than 28 million Times Mirror shares are purchased in the
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                                                                               5

tender offer, Tribune may purchase Times Mirror shares in the market and permit Times Mirror shareholders to elect cash in the merger, up to the balance of the 28 million shares.

Four new directors, Jeffrey Chandler, Roger Goodan, William Stinehart, Jr., and Thomas Unterman, will be added to the Tribune board of directors, bringing the number of Tribune board members to 16.

The merger is subject to the approval of the shareholders of both companies. It is also subject to other customary conditions, including Hart-Scott-Rodino clearance. The Chandler Trusts have signed a voting agreement committing to vote their shares in favor of the transaction, subject to the provisions of the agreement. The companies expect the tender offer to be completed in mid-April and the merger to be completed in the second or third quarter of 2000. The companies expect the transaction to be tax-free to Times Mirror Company shareholders who elect to take Tribune stock.

Because the transaction does not require the transfer of any broadcast station licenses, no Federal Communications Commission (FCC) approval is required to complete the merger. The FCC's policy provides that the newly created television/newspaper combinations may be held until the next license renewal. License renewals for Tribune television properties are in 2006 (Los Angeles and Hartford) and 2007 (New York). If the cross-ownership rule has not been modified by that time, a waiver would be needed to allow continued ownership. The company expects that by the time its television licenses are up for renewal, the cross-ownership issue will be resolved favorably.

TRIBUNE (NYSE: TRB) is a leading media company with operations in television and radio broadcasting, publishing, education and interactive ventures. It is an industry leader in venture partnerships with new-media companies. In 2000, for the third straight year, Tribune ranked No. 1 among its industry peers in Fortune magazine's list of most-admired companies in America. More information on Tribune is available on the Internet at www.tribune.com. Earnings and other news releases also can be accessed by calling 1-800-757-1694.

TIMES MIRROR (TMC-- New York and Pacific stock exchanges), a Los Angeles-based news and information company, publishes the Los Angeles Times, Newsday, The Baltimore Sun, The Hartford Courant, The Morning Call, The (Stamford) Advocate and Greenwich Time. In professional information, Jeppesen is a leading provider of print and electronic flight information services, and Times Mirror Magazines publishes leading consumer magazines, including Field & Stream, Popular Science, GOLF Magazine and Outdoor Life. More information about Times Mirror is available on the company's Web site, www.tm.com.

This press release contains certain comments or forward-looking statements that are based largely on the company's current expectations and are subject to certain risks, trends and uncertainties. Such comments and statements should be understood in the context of Tribune's and Times Mirror's publicly available reports filed with the SEC, including the most current annual report, 10-K and 10-Q, which contain a discussion of
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various factors that may affect the company's business. These factors could cause actual future performance to differ materially from current expectations.

Tribune Company and The Times Mirror Company are not responsible for updating the information contained in this press release beyond the published date, nor for changes made to this document by wire services or Internet service providers.

MEDIA CONTACTS:

Katherine Sopranos
Tribune Company
Cell 312-320-5339
312-222-4204

Martha H. Goldstein
The Times Mirror Company
213-237-3727

Andrea Roebker
Hill & Knowlton
323-966-5751

MEDIA NOTE:

SATELLITE TRANSMISSION:
                          1:15-1:30 pm ET (10:15-10:30 am PT) Telstar 6/C9
                          2:30-2:45 pm ET (11:30-11:45 am PT) Telstar 6/C9
                          4:45-5:00 pm ET (2:45-3:00 pm PT) Telstar 6/C12

MEDIA CALL-IN:            800-314-7867, confirmation 210374
                          Replay: 888-203-1112, confirmation 210374


                                     * * *

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                                                                               7

THE FOLLOWING IS A SCRIPT OF ANALYST CONFERENCE CALL REMARKS MADE BY MEMBERS OF SENIOR MANAGEMENT OF TRIBUNE ON MARCH 13, 2000:

               ANALYST CONFERENCE CALL REMARKS: TRIBUNE/TMC MERGER


(Ruthellyn Musil opens call and introduces participants)

I.    WHAT THE MERGER WILL CREATE (JOHN MADIGAN)

THE HEADLINE THIS MORNING IS GROWTH -- IN OUR BUSINESS, IN OUR CONSUMER AND ADVERTISER BASE AND IN OUR EQUITY VALUE.

THE MERGER WILL CREATE THE NATION'S PREMIER LOCAL MARKET MEDIA COMPANY, WITH SIGNIFICANT NATIONAL REACH, AND A MAJOR PRESENCE IN THE THREE LARGEST MARKETS IN THE UNITED STATES.

o Newspaper and broadcasting properties in New York, Los Angeles and Chicago

  o This transaction does not require the transfer of any broadcast station licenses

  o No FCC approval required to complete the merger

  o Expect by the time licenses are up for renewal in 2006 and 2007, the cross-ownership issue will be favorably resolved

o Largest media company in four of five most populous states

o Creates the #2 newspaper company in terms of revenue, operating cash flow and margins and the #3 newspaper company in circulation

o Local touch, national reach

SIZE AND SCALE ARE ESSENTIAL TODAY. WE HAVE SEEN EXAMPLES OF THIS IN RADIO, TV AND CABLE. DENNIS IS GOING TO TALK ABOUT WHAT IT MEANS IN THE NATIONAL MEDIA MARKETS.

BUT SCALE ALSO IS IMPORTANT ON THE INTERNET. WE NOW HAVE THE PLATFORM TO EXPAND OUR LOCAL INTERACTIVE BUSINESSES INTO A TRULY NATIONAL PRESENCE.

o Will do for our interactive business what KTLA-TV acquisition did in 1985, which provided the building block for a national "footprint"

o The combined company is in the top 20 ranking for news/information/ entertainment interactive services.
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o Scale will enable us to bring powerful news and information services to our markets, as well as world-class technology

o You'll hear more from Jeff Scherb in a few minutes

THE MERGER IS AN ATTRACTIVE OPPORTUNITY FOR BOTH TRIBUNE AND TMC SHAREHOLDERS.

o Don will review the specific financials, so let me simply say that the price of the transaction is very attractive. The multiple is lower than many recent transactions in the media business.

o The price also provides a substantial premium for TMC shareholders, and those who choose to receive Tribune stock will have the opportunity to participate in a company that is uniquely positioned to communicate in the interactive, multi-media future.

o Tribune and Times Mirror are both successful, strong companies. Each is a leader in its respective markets. This is due in large part to people, and all of us at Tribune look forward to working together to achieve our full potential.

Now, here's Dennis.

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                                                                               9

II. REVENUE GROWTH OPPORTUNITIES IN ADVERTISING AND CROSS-OWNERSHIP (DENNIS FITZSIMON)

GIVEN OUR NATIONAL REACH, WE WILL BE ABLE TO AGGRESSIVELY EXPAND OUR RELATIONSHIP WITH THE FASTEST GROWING SEGMENTS OF THE ADVERTISING BUSINESS -- NATIONAL ADVERTISERS AND NATIONAL RETAIL CHAINS.

o Newspaper advertising is the most valuable resource available to advertisers looking to reach a mass market with impact and frequency

o Our combined company's broad, demographically desirable reach in the top three markets -- and 18 of top 30 -- positions us to compete with national newspapers like WSJ, NY Times and USA Today

o Fast growing segments like dot.coms, telecommunications, financial services are fueling advertiser demand for national advertising. It's the fastest growing category, projected to grow at double-digit rate (what term, says who). We will now be able to supplement national ad buys for advertisers who need deeper local market penetration. (Try to make an analogy to how this works in the TV business.)

o In the same way, we'll grow share with national retailers, a growing segment due to retail consolidation.

o Plan to create a sales force that will sell aggressively and flexibly across markets

CROSS-OWNERSHIP IN THE TOP 3 MARKETS PROVIDES FOR MORE CHOICES, HIGHER QUALITY FOR CONSUMERS AND OPPORTUNITIES FOR REVENUE ENHANCEMENT, MARKET SHARE GROWTH AND OPERATING EFFICIENCIES.

o Multi-media distribution necessary to sustain high quality content, manage costs

o As we've learned in Chicago, there's significant value in owning and operating multiple media channels in a single local market -- cross-promotion opportunity is most immediate.

o Also successful in creating new sales solutions across media. In 1999, about $10M in incremental revenue. We think this can grow to about $15M in 2001 and double by 2005.

o Under FCC policy, we will be allowed to retain our television properties until the next license renewals in 2006 (Los Angeles and Hartford) and 2007 (New
  York). We expect that by the time these licenses are up for renewal, the cross-ownership issue will be resolved favorably.

III.  IMPLICATIONS FOR FUTURE OF NEWSPAPERS (JACK FULLER)

THIS IS THE WAY FOR GREAT NEWSPAPERS TO REMAIN GREAT, AND CONTINUE TO PROVIDE A VITAL PUBLIC SERVICE TO THEIR LOCAL COMMUNITIES IN A DYNAMIC, INCREASINGLY COMPETITIVE MARKETPLACE.

o The industry is consolidating, and we need to be at the forefront of this trend

o Size, scale and scope does make a difference in the ability to provide more choice and better information for consumers and greater efficiencies in operations

o We have the best cash flow margins in the business, and we'll plan to share our operating efficiencies with TMC newspapers. For example: can gain significant efficiencies from newsprint purchasing, service centers, worldwide news gathering.

o We have created one of the leading local internet companies, with 3.4M unique visitors. The combined scale of our interactive businesses -- with top sites in New York, LA and Chicago -- will generate more than $55M in revenue in 2000, serve as a platform for new national interactive businesses and offer marketers efficient national interactive buys.

Jeff Scherb will now talk about interactive opportunities...

National scale in the internet with deep local content (Jeff Scherb)

IV.  SPECIFICS OF THE TRANSACTION (DON GRENESKO)

THE TRANSACTION IS ATTRACTIVE FINANCIALLY, PROVIDING STRONG CASH FLOW AND EPS GROWTH.

o Transaction price represents a multiple of 10.5X TMC's 2000 cash flow

  o Importantly, in the first full year of operations, the cash flow multiple drops to 8.5X after taking into account revenue enhancements and operating efficiencies.

  o These multiples are very reasonable compared to the multiples of 11-14X cash flow for other large market newspaper acquisitions.

o Transaction is expected to be accretive to cash EPS in the first full year.

  o Cash EPS is defined as diluted EPS before goodwill amortization.

  o Incremental cash flow relates to additional national newspaper advertising, higher internet advertising and combined media advertising packages in our top markets.

o We also expect significant cost savings relates to:

  o Consolidation of internet operations

  o Back office efficiencies

  o Newsprint purchasing

  o TMC's newspaper margins moving closer to Tribune's margins

  o Corporate overhead reductions

o Combined revenue enhancements and cost efficiencies will add incremental cash flow of $125M in 2001, growing to $350M in the fifth year.

o Reported EPS dilution is about 16% in 2001 before breaking even in 2003 and long-term growth in EPS will be 1-2% about Tribune's standalone growth rate (of what?)

o Tribune's board has authorized share repurchases up to $2.5B. We plan to buy back enough shares to achieve the equivalent of a 50/50 stock/cash split.

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V.  CLOSING REMARKS (JOHN MADIGAN)

THE TRANSACTION IS ABOUT GROWTH -- GROWTH IN OUR BUSINESS, OUR ADVERTISER BASE, OUR CUSTOMERS AND OUR EQUITY VALUE.

o Accelerates our earnings growth for the future

o Incremental revenues through more advertising revenues

o Potential for market share improvement

o Bringing together great brand franchises under one corporate umbrella in an effort to help determine our own destiny in a dynamically changing marketplace for news, information and entertainment.

                               #################

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The preceding communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained therein. The forward-looking statements include statements about future financial and operating results and the proposed Tribune/Times Mirror combination. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the tender offer for shares of common stock of Times Mirror or the merger of Times Mirror with and into Tribune; failure of the Tribune or Times Mirror stockholders to approve the merger; the risk that the Tribune and Times Mirror businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tribune's and Times Mirror's business generally. More detailed information about those factors is set forth in Tribune's and Times Mirror's filings with the Securities and Exchange Commission ("SEC"), including their most recent quarterly reports on Form 10-Q and their Current Reports on Form 8-K. Tribune and Times Mirror are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ALL STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT CONCERNING THE TENDER OFFER FOR SHARES OF TIMES MIRROR COMMON STOCK THAT WILL BE FILED BY TRIBUNE WITH THE SEC AND MAILED TO STOCKHOLDERS OF TIMES MIRROR. THE TENDER OFFER STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS OF TIMES MIRROR SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Stockholders of Times Mirror will be able to obtain the tender offer statement, as well as other filings containing information about Tribune and Times Mirror, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, copies of the tender offer statement and other documents filed with the SEC by Tribune may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention:
Investor Contact, telephone: (312) 222-3787.

ALL STOCKHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CONCERNING THE MERGER AND RELATED TRANSACTIONS THAT WILL BE FILED WITH THE SEC AND MAILED TO STOCKHOLDERS OF TRIBUNE AND TIMES MIRROR. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Tribune and Times Mirror, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Tribune may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention: Investor Contact, telephone: (312) 222-3787.
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Tribune and its officers and directors may be deemed to be participants in the solicitation of proxies from Tribune's stockholders with respect to the merger and related transactions. Information regarding such officers and directors is included in Tribune's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the SEC on March 24, 1999. This document is available free of charge at the SEC's Internet site (http://www.sec.gov). In addition, Tribune's Proxy Statement for its 1999 Annual Meeting of Stockholders may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention: Investor Contact, telephone: (312) 222-3787.